ANSLOW & JACLIN, LLP	RICHARD I. ANSLOW
Counselors at Law	EMAIL: RANSLOW@ANSLOWLAW.COM

GREGG E. JACLIN
EMAIL: GJACLIN@ANSLOWLAW.COM

Re:     American Business Holdings Inc.
Amendment No. 10 to Registration Statement on Form SB-2
File No. 333-132429
Filed February 6, 2007

Dear Ms. Garnett:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated February 13, 2007 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Financial Statements, page F-1

1.	Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Answer:     Please note that the Company’s current financials are acceptable through today in accordance with Item 310(g) of Regulation S-B.

Notes to the financial Statements, page F-6

Note 4. Property, Plant and Equipment, page F-9

2.
Please provide us with a rollforward of property, plant and equipment and the related accumulated depreciation for all periods presented. The rollforward should agree to the amounts presented in your financial statements.

Answer:     We have supplementally attached a rollforward of property, plant and equipment and the related accumulated depreciation for all periods presented which agrees to the amounts presented in your financial statements

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN

195 Route 9 South, Suite 204, Manalapan, New Jersey  07726

As of September 30, 2005, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Accumulated 2004		Net value

Land	$8,467,920	$0	$0	0	8,467,920
Industrial buildings	5,818,343	1,757,378	1,617,686	139692	4,060,965
Office building	719,712	220,275	201,519	18756	499,437
Residential buildings	5,171,160	1,557,767	1,447,925	109842	3,613,393
Vehicles	302,740	266,325	264,240	2085	36,415
Plant and machinery	11,767,311	5,523,467	5,289,265	234202	6,243,844
Computer and software	57,595	57,595	57,595	0	0
Office furniture and fixtures	34,272	34,272	34,272	0	0
Residential furniture & fixtures	185,359	185,359	185,359	0	0
Total	$32,524,412	$9,602,438	$9,097,774	504,577	22,921,974

As of September 30, 2006, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Accumulated 2005		Net value

Land	$8,467,920	$0	$0	0	8,467,920
Industrial buildings	5,818,343	1,994,921	1,820,371	174550	3,823,422
Office building	719,712	261,156	229,707	31449	458,556
Residential buildings	5,171,160	1,785,454	1,625,078	160376	3,385,706
Vehicles	302,740	302,740	268,410	34330	0
Plant and machinery	11,771,931	6,175,540	5,950,699	224841	5,596,391
Computer and software	57,595	57,595	57,595	0	0
Office furniture and fixtures	34,272	34,272	34,272	0	0
Residential furniture & fixtures	185,359	185,359	185,359	0	0
Total	$32,529,032	$10,797,037	$10,171,491	625,546	21,731,995

As of June 30, 2006, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,818,343	1,905,344	3,912,999
Office building	719,712	240,757	478,955
Residential buildings	5,171,160	1,723,219	3,447,941
Vehicles	302,740	270,193	32,547
Plant and machinery	11,771,931	6,126,495	5,645,436
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,272	0
Residential furniture & fixtures	185,359	185,359	0
Total	$32,529,032	$10,543,234	21,985,798

As of March 31, 2006, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,818,343	1,879,975	3,938,368
Office building	719,712	236049	483,663
Residential buildings	5,171,160	1,678,127	3,493,033
Vehicles	302,740	269,348	33,392
Plant and machinery	11,771,931	6,099,522	5,672,409
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,272	0
Residential furniture & fixtures	185,359	185,359	0
Total	$32,529,032	$10,440,247	22,088,785

As of December 31, 2005, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,818,343	1,820,371	3,997,972
Office building	719,712	229,707	490,005
Residential buildings	5,171,160	1,625,078	3,546,082
Vehicles	302,740	268,410	34,330
Plant and machinery	11,767,311	5,950,699	5,816,612
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,272	0
Residential furniture & fixtures	185,359	185,359	0
Total	$32,524,412	$10,171,491	22,352,921

As of June 30, 2005, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,777,450	1,653,494	4,123,956
Office building	719,712	210,845	508,867
Residential buildings	5,171,160	1,490,456	3,680,704
Vehicles	264,240	264,240	0
Plant and machinery	11,609,477	5,406,454	6,203,023
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,272	0
Residential furniture & fixtures	185,359	185,359	0
Total	$32,287,185	$9,302,715	22,984,470

As of December 31, 2004, Property, plant and equipment are accounted for as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,777,450	1,617,686	4,159,764
Office building	719,712	201,519	518,193
Residential buildings	5,171,160	1,447,925	3,723,235
Vehicles	264,240	264,240	0
Plant and machinery	11,609,477	5,289,265	6,320,212
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,272	0
Residential furniture & fixtures	185,359	185,359	0
Total	$32,287,185	$9,097,774	23,189,411

Fixed assets for the year ended December 31, 2003 are as follows:

	Cost	Accumulated Depreciation	Net value

Land	$8,467,920	$0	8,467,920
Industrial buildings	5,777,450	1,391,871	4,385,579
Office building	719,712	173,408	546,304
Residential buildings	5,171,160	1,232,137	3,939,023
Vehicles	264,240	227,379	36,861
Plant and machinery	11,516,147	4,526,431	6,989,716
Computer and software	57,595	57,595	0
Office furniture and fixtures	34,272	34,258	14
Residential furniture & fixtures	185,359	185,359	0
Total	$32,193,855	$7,828,439	24,365,416